Exhibit 99.1

Ayr Wellness Reports First Quarter 2022 Results

●	Q1 2022 Revenue of $111.2 Million, up 90% YoY

●	Q1 2022 Adjusted EBITDA of $19.5 Million, up 6% YoY

●	US GAAP Operating Loss of $21.1 Million and $8.4 Million for Q1 2022 and Q1 2021, Respectively

●	Recently Received Final Approval for Adult Use Sales in New Jersey and Boston

MIAMI, May 26, 2022 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), is reporting financial results for the three months ended March 31, 2022. Unless otherwise noted, all results are presented in U.S. dollars.

Jonathan Sandelman, Founder, Chairman and CEO of Ayr, said, “We have made excellent progress this year to complete major capex projects and receive regulatory approvals across our footprint. We will now unlock the revenue streams from these various assets going forward – including the start of adult use sales in New Jersey and Boston next month. We invested heavily in these assets ahead of the revenue benefits which has temporarily reduced our operating margins, however we expect these investments to put our forward earnings power in a much stronger position and anticipate improvements to both our top and bottom line in the second half of 2022 as these assets come online and begin to ramp.”

“It has been well-telegraphed by our peers that Q1 was a challenging period for the industry. However, we have maintained or even increased retail market share across most of our footprint despite this challenging backdrop, while also increasing wholesale revenue.”

“The foundation for our business is set, and the investments we have made into our people, our customers, our technology infrastructure, and our retail and cultivation processes are now set to bear fruit. It has been a long journey that has required incredible patience, but as our assets turn on and ramp in Q3 and Q4, we believe we are at the inflection point we’ve been planning for the past 18 months.”

First Quarter Financial Highlights ($ in millions, excl. margin items)

	Q1 2021	Q4 2021	Q1 2022	% Change Q1/Q1		% Change Q1/Q4
Revenue	$58.4	$111.8	$111.2	90.4%		-0.5%
Adjusted Gross Profit[1]	$34.2	$63.3	$57.9	69.3%		-8.5%
Operating Loss	$(8.4)	$(13.9)	$(21.1)	NA		NA
Adjusted EBITDA[1]	$18.4	$26.1	$19.5	6.0%		-25.3%
Adjusted EBITDA Margin[1]	31.5%	23.3%	17.5%	-1,400	bps	-580	bps

1Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see reconciliation table appended to this release.

First Quarter and Recent Highlights

●	Northeast

o	On May 12, Ayr received its final license to sell adult-use cannabis in the heart of Boston’s Back Bay, the Company’s first adult-use dispensary in Greater Boston. Ayr expects the dispensary to open in June.

o	Earlier this week, the New Jersey Cannabis Regulatory Commission approved the Company for adult-use cannabis sales for all three of its retail locations, which is the maximum allowable dispensaries under current state law.

●	Southwest

o	On May 18, Ayr completed the first sale from its new 80,000 square foot Phoenix cultivation facility. Concurrently, the Company announced the launch of its national pre-roll brand, STiX Pre-Roll Co. (“STiX”) in Arizona.

o	Ayr’s flower brand, Kynd, maintained its #1 market position in Nevada per BDSA.

●	Florida

o	The Company opened two new dispensaries during the first quarter and an additional two stores in April and May, bringing Ayr’s total footprint to 47 dispensaries across the state.

o	Launched Entourage vapes, one of the Company’s ten national brands, Kynd premium flower, and STiX in all 47 Florida dispensaries.

M&A Highlights

●	Closed acquisition of Cultivauna, LLC, the owner of Levia branded cannabis infused seltzers and water-soluble tinctures, on February 15, 2022.

●	Signed a consolidating management services agreement with Tahoe Hydroponics, one of Nevada’s top cultivators of high-quality cannabis flower, and NV Green, Inc., producers of leading concentrates, on February 1, 2022, pursuant to the previously announced definitive agreement signed in July 2021.

●	Closed acquisition of Herbal Remedies Dispensaries, LLC, an operator of two licensed dispensaries in Illinois, on May 25, 2022.

Financing and Capital Structure

●	The Company ended the quarter with a cash balance of $78.7 million.

●	At March 31, 2022, there were approximately 70.0 million fully diluted shares outstanding based on a treasury method calculation as of that date.[i]

●	During the first quarter, the Company deployed $33.2 million of capital expenditures and anticipates an additional $37 million of capital expenditures for the remainder of 2022.

●	During the first quarter, the Company secured a $26.2 million mortgage loan at a 4.625% interest rate. This loan represents the first monetization of Ayr’s $180 million real estate portfolio. Subsequent to quarter-end, Ayr closed on a second real estate backed financing, with principal of $25.8 million and a 5.5% interest rate. These financings combined have unlocked $52 million of capital for the Company with an industry leading blended interest rate of 5.06%.

i Excludes Ayr granted but unvested LTIP shares totaling 7.7 million.

Outlook

To date in 2022, the Company has made progress with respect to the milestones that underpin its Q4 2022 expectations. As such, Ayr continues to anticipate an annualized run-rate of $250 million of Adjusted EBITDA, $100 million of operating income and $800 million of revenue for Q4 2022.

The Company’s expectations for future results are based on the assumptions and risks detailed in its MD&A for the period ended March 31, 2022 as filed on SEDAR.

Conference Call

Ayr CEO Jonathan Sandelman, Co-COO Jennifer Drake, and CFO Brad Asher will host the conference call, followed by a question-and-answer period.

Conference Call Date: Thursday, May 26, 2022

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10018928

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at AYR@elevate-ir.com.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, May 26, 2022.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 8845

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Unaudited Interim Condensed Consolidated Financial Statements and MD&A for the three months ended March 31, 2022 and 2021. Ayr files its financial statements and MD&A on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjust Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months ended March 31, 2022 and 2021.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the three months ended March 31, 2022.

Additional Information

For more information about the Company’s Q1 2022 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com

Ayr Wellness Inc.

Unaudited Interim Consolidated Balance Sheets

(Expressed in United States Dollars, Except Number of Shares)

	As of
	March 31, 2022	December 31, 2021
ASSETS
Current
Cash	$78,660,131	$154,342,201
Accounts receivable, net	7,792,261	7,412,906
Inventory	101,148,443	93,362,985
Prepaid expenses, deposits, & other current assets	22,206,636	10,949,349
	209,807,471	266,067,441
Non-current
Property, plant, & equipment, net	304,921,240	275,222,166
Intangible assets, net	973,166,700	978,915,457
Right-of-use assets - operating	99,638,719	88,720,082
Right-of-use assets - finance, net	22,192,404	17,527,126
Goodwill	240,792,038	229,909,562
Deposits & other assets	3,305,996	3,550,039
Total assets	$1,853,824,568	$1,859,911,873

LIABILITIES & SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$22,117,052	$26,983,181
Accrued liabilities	17,945,566	32,723,734
Lease liabilities - operating - current portion	6,285,353	4,195,672
Lease liabilities - finance - current portion	5,557,294	3,185,460
Contingent consideration - current portion	4,568,482	39,868,080
Purchase consideration payable	5,523,670	811,586
Income tax payable	17,189,686	28,914,949
Debts payable - current portion	7,900,591	8,111,723
Accrued interest payable - current portion	9,601,904	7,541,634
	96,689,598	152,336,019
Non-current
Deferred tax liabilities	70,475,056	70,081,319
Lease liabilities - operating - non-current portion	97,337,430	87,767,033
Lease liabilities - finance - non-current portion	10,250,973	9,406,202
Contingent consideration - non-current portion	120,304,162	145,653,870
Debts payable - non-current portion	165,090,187	125,745,888
Senior secured notes, net of debt issuance costs - non-current portion	245,226,208	245,407,822
Accrued interest payable - non-current portion	3,798,834	3,451,016
Total liabilities	$809,172,448	$839,849,169

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares: no par value, unlimited authorized. Issued & outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, & Limited Voting Shares: no par value, unlimited authorized. Issued & outstanding - 57,736,723 & 56,337,175 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued & outstanding - 7,697,000 & 7,368,285 shares, respectively	-	-
Additional paid-in capital	1,312,748,924	1,289,827,092
Treasury stock - 645,300 & 568,300 shares, respectively	(8,987,022)	(7,828,037)
Accumulated other comprehensive income	3,265,610	3,265,610
Accumulated Deficit	(272,777,933)	(265,201,961)
Equity of Ayr Wellness Inc.	1,034,249,579	1,020,062,704
Noncontrolling interest	10,402,541	-
Total shareholders' equity	1,044,652,120	1,020,062,704
Total liabilities & shareholders' equity	$1,853,824,568	$1,859,911,873

Ayr Wellness Inc.

Unaudited Interim Consolidated Statements of Operations

(Expressed in United States Dollars, Except Number of Shares)

	Three Months Ended
	March 31, 2022	March 31, 2021
Revenues, net of discounts	$111,225,221	$58,398,323

Cost of goods sold excluding fair value items	63,188,067	28,140,614
Incremental costs to acquire cannabis inventory in a business combination	2,518,636	5,792,389
Cost of goods sold	$65,706,703	$33,933,003

Gross profit	$45,518,518	$24,465,320

Operating expenses
General and administrative	49,733,392	24,036,071
Sales and marketing	1,817,722	743,558
Depreciation and amortization	858,371	284,940
Amortization on intangible assets	12,784,164	4,631,942
Acquisition expense	1,450,969	3,136,976
Total operating expenses	$66,644,618	$32,833,487

Loss from operations	$(21,126,100)	$(8,368,167)

Other income (expense)
Share of loss on equity investments	-	(13,071)
Fair value gain (loss) on financial liabilities	30,078,954	(546,010)
Interest expense, net	(6,867,753)	(2,752,497)
Interest income	29,198	59,400
Other, net	39	(19,691)
Total other income (expense)	$23,240,438	$(3,271,869)

Income (Loss) before taxes	$2,114,338	$(11,640,036)

Income Taxes
Current tax provision	(10,913,380)	(7,052,052)
Deferred tax (provision) benefit	(393,737)	2,070,452
Total income taxes	$(11,307,117)	$(4,981,600)

Net loss before non-controlling interest	$(9,192,779)	$(16,621,636)
Net loss attributable to non-controlling interest	(1,616,807)	-
Net loss attributable to Ayr	(7,575,972)	(16,621,636)

Basic and diluted loss per share	$(0.11)	$(0.38)

Weighted average number of shares outstanding (basic and diluted)	67,585,343	43,989,461

Ayr Wellness Inc.

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars, Except Number of Shares)

	Three Months Ended
	March 31, 2022	March 31, 2021
Operating activities
Net loss before noncontrolling interest	$(9,192,779)	$(16,621,636)
Adjustments for:
Fair value (gain) loss on financial liabilities	(30,078,953)	546,010
Stock-based compensation	9,653,700	8,223,545
Stock-based compensation - related parties	707,129	-
Depreciation and amortization	3,591,374	1,338,462
Amortization on intangible assets	17,648,757	6,137,644
Share of loss on equity investments	-	13,071
Incremental costs to acquire cannabis inventory in a business combination	2,518,636	5,792,389
Deferred tax expense (benefit)	393,737	(2,070,452)
Amortization on financing costs	572,842	405,059
Amortization on financing premium	(754,456)	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	167,988	(1,525,907)
Inventory	(1,522,818)	(8,281,309)
Prepaid expenses and other current assets	1,121,978	2,759,690
Trade payables	431,291	(673,733)
Accrued liabilities	(7,884,485)	(4,946,187)
Interest accrued	2,408,088	3,778,173
Lease liabilities - operating	741,438	23,405
Income tax payable	(11,725,261)	(14,842,706)
Cash used in operating activities	(21,201,794)	(19,944,482)

Investing activities
Purchase of property, plant, and equipment	(33,174,357)	(12,994,107)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(9,101,168)	(12,684,196)
Cash paid for business combinations and asset acquisitions, working capital	(811,586)	(3,790,894)
Payments for interests in equity accounted investments	-	(109,700)
Advances to related corporation	-	(4,759)
Deposits for business combinations, net of cash on hand	(2,825,114)	(1,450,000)
Cash used in investing activities	(45,912,225)	(31,033,656)

Financing activities
Proceeds from exercise of Warrants	-	4,291,891
Proceeds from exercise of options	299,848	-
Proceeds from equity offering, net of expenses	-	118,052,400
Proceeds from issuance of notes payable, net of financing costs	25,913,362	-
Payments of financing costs	-	(43,067)
Payment for settlement of contingent consideration	(10,000,020)	-
Deposits paid for financing lease and note payable	(8,353,100)	-
Tax withholding on stock-based compensation awards	(3,890,770)	-
Repayments of debts payable	(2,080,862)	(2,536,003)
Repayments of lease liabilities - finance (principal portion)	(2,026,386)	(375,909)
Repurchase of Equity Shares	(8,430,123)	-
Cash (used in) provided by financing activities	(8,568,051)	119,389,312

Net (decrease) increase in cash	(75,682,070)	68,411,174
Cash, beginning of the period	154,342,201	127,238,165
Cash, end of the period	78,660,131	195,649,339

Supplemental disclosure of cash flow information:
Interest paid during the period	8,050,450	904,304
Income taxes paid during the period	23,469,340	21,892,395
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	12,193,213	41,344,344
Recognition of right-of-use assets for finance leases	8,057,487	1,533,165
Issuance of Equity Shares related to business combinations and asset acquisitions	4,482,103	524,686,435
Issuance of Equity Shares related to equity component of debt	-	2,442,691
Issuance of Equity Shares related to settlement of contingent consideration	11,747,805	-
Issuance of promissory note related to settlement of contingent consideration	14,934,040	-
Cancellation of Equity Shares	77,983	-

Ayr Wellness Inc.

Unaudited Interim Consolidated Adjusted EBITDA Reconciliation

(Expressed in United States Dollars)

	Three Months Ended
	March 31, 2022	March 31, 2021
(Loss) income from operations (GAAP)	$(21,126,100)	$(8,368,167)

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	2,518,636	5,792,389

Interest (within cost of goods sold "COGS")	480,006	244,286
Depreciation and amortization (from statement of cash flows)	21,240,131	7,476,106
Acquisition costs	1,450,969	3,136,976
Stock-based compensation, non-cash	10,360,830	8,223,545
Start-up costs[1]	2,649,438	1,622,959
Other[2]	1,922,818	285,955
	38,104,192	20,989,827

Adjusted EBITDA (non-GAAP)	19,496,728	18,414,049

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-operating adjustments associated with non-core costs

	Three Months Ended
	March 31, 2022	March 31, 2021
Gross Profit (GAAP)	$45,518,518	$24,465,320

Incremental costs to acquire cannabis inventory in business combination	2,518,636	5,792,389
Interest (within COGS)	480,006	244,286
Depreciation and amortization (within COGS)	7,597,596	2,516,045
Start-up costs (within COGS)	978,699	1,180,166
Other (within COGS)	836,792	-

Adjusted Gross Profit (non-GAAP)	57,930,247	34,198,206